Exhibit 99.2

Ballard Establishes New Cross-Border US$250M ATM Equity Program

For Immediate Release – September 1, 2020

VANCOUVER, CANADA – Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) (“Ballard” or the “Company”) today announced that it has entered into an at-the-market Equity Distribution Agreement (the “Equity Distribution Agreement”) with BMO Capital Markets, Raymond James Ltd. and TD Securities Inc., as lead Canadian agents, and CIBC World Markets Inc., Cormark Securities Inc., National Bank Financial Inc. (collectively, the “Canadian Agents”), and BMO Capital Markets, Raymond James & Associates, Inc. and TD Securities (USA) LLC, as lead US agents, and CIBC World Markets Corp., H.C. Wainwright & Co., LLC, Cormark Securities (USA) Limited, Lake Street Capital Markets, LLC, National Bank of Canada Financial Inc., and Roth Capital Partners (collectively, the “US Agents” and together with the Canadian Agents, the “Agents”), thereby establishing an at-the-market equity program (the “ATM Program”). The Company intends to issue up to US$250 million (or the Canadian dollar equivalent) of common shares (“Common Shares”) under the ATM Program. The Common Shares will be issued from treasury to the public from time to time, at the Company’s discretion. Any Common Shares sold under the ATM Program will be sold at the prevailing market price at the time of sale, when sold through the Toronto Stock Exchange (the "TSX") or Nasdaq stock exchange (“Nasdaq”), or other existing trading markets for the Common Shares in Canada and the United States. Sales under the ATM Program will be commenced at the Company’s discretion, and the net proceeds of any sales of Common Shares under the ATM Program will be used for general corporate purposes.

Under the Equity Distribution Agreement, sales of Common Shares will be made through “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions on the TSX, the Nasdaq or on other existing trading markets for the Common Shares in Canada and the United States. Ballard is not obligated to make any sales of Common Shares under the Equity Distribution Agreement. As Common Shares sold pursuant to the ATM Program will be issued and sold at the prevailing market price at the time of the sale, prices may vary among purchasers during the period of distribution. The offering of Common Shares pursuant to the Equity Distribution Agreement will terminate upon the earlier of (a) the sale of all of the Common Shares subject to the Equity Distribution Agreement, (b) the termination of the Equity Distribution Agreement by the Agents or the Company, as permitted therein, or (c) July 12, 2022. Ballard will pay the Agents a commission rate of up to 2.0% of the aggregate gross proceeds from each sale of Common Shares and has agreed to provide the Agents with customary indemnification and contribution rights. Ballard will also reimburse the Agents for certain specified expenses in connection with entering into the Equity Distribution Agreement.

The ATM Program is being made pursuant to a prospectus supplement (the "Canadian Prospectus Supplement") to the Company’s base shelf prospectus dated June 12, 2020 (the "Canadian Shelf Prospectus"), and pursuant to a prospectus supplement (the "US Prospectus Supplement") to the Company’s existing U.S. registration statement on Form F-10 (the "Registration Statement"). The Canadian Shelf Prospectus and the Canadian Prospectus Supplement have been filed with the securities commissions in each of the provinces and territories of Canada, and the Registration Statement and the US Prospectus Supplement has been filed with the United States Securities and Exchange Commission. Copies of the Equity Distribution Agreement, the Canadian Base Prospectus and the Canadian Prospectus Supplement are available on SEDAR at www.sedar.com, and copies of the Equity Distribution Agreement, the Registration Statement and the US Prospectus Supplement are available on EDGAR at www.sec.gov. Alternatively, the Agents will send copies of any of the foregoing documents upon request by contacting:

Ballard Establishes New Cross-Border US$250M ATM Equity Program

•	In Canada – BMO Capital Markets, Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2, or by telephone at (905) 791-3151 Ext 4312, or by email at torbramwarehouse@datagroup.ca; Raymond James Ltd., Attn: Equity Capital Markets, 5300 – 40 King Street West, Scotia Plaza, P.O. Box 415, Toronto, Ontario, M5H 3Y2 Tel: (416) 777-4939, email: ECM-syndication@raymondjames.ca; TD Securities Inc., Attn: Symcor, NPM, (tel: 289-360-2009, email: sdcconfirms@td.com) 1625 Tech Avenue, Mississauga, Ontario, L4W 5P5.
•	In the U.S. – BMO Capital Markets Corp., Attn: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036, tel: (800) 414-3627, email: bmoprospectus@bmo.com; Raymond James & Associates, Inc., Attn: Equity Captial Markets Department, 880 Carillon Parkway, Tower 3, 5th Floor, St. Petersburg, FL 33716 Tel: (727) 567-2462, email: andrea.lanham@raymondjames.com; TD Securities (USA) LLC, 31 W 52nd Street, New York, NY 10019, phone: 212-827-7392.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Ballard Power Systems

Ballard Power Systems’ (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars, forklift trucks and UAVs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning the offer and sale of Common Shares under the ATM Program, including the timing and amounts thereof, and the use of any proceeds from the ATM Program. These forward-looking statements reflect the Company’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving its business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form and Annual Report on Form 40-F. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

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